

Mail Stop 4631

September 4, 2009

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

Re: REG Newco, Inc.
Registration Statement on Form S-4
Filed August 10, 2009
File No. 333-161187

Dear Mr. Stroburg:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Registration Statement on Form S-4

General

1.   Please provide us with you analysis of the application of Rule 13e-3 (Going Private Transactions by Certain Issuers or Their Affiliates) under the Securities Exchange Act of 1934, as amended, to the Blackhawk, CIE and WIE consolidation transactions. Please provide a separate, detailed analysis for each company. In preparing your response, you may wish to consider the applicability of the guidance contained in our Rule 13e-3

Compliance and Disclosure Interpretations, which are available on our website and were last updated on January 26, 2009. Please note that we may have additional comments based on your response.

Prospectus Cover Page

2.   Please limit the prospectus cover page to a single page. The two longest paragraphs on the cover page are dense and appear to contain information that is not necessary for the cover page. In addition, please add at the top of the cover page captions for the registrant's name as well as the title and amount of securities covered by the registration statement. Finally please disclose that there is no public market for the registrant's securities. Please refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K.

Table of Contents, page i

3.   Please add to the table of contents the prospectus discussion of the material U.S. federal income tax consequences.

Summary, page 1

4.   Please add a brief description of the stockholder agreement to the summary section of the prospectus. Please refer to Item 3 of Form S-4 and Item 503(a) of Regulation S-K.

5.   Please disclose whether the transactions are contingent on the receipt or satisfaction of any federal or state approvals or requirements. Please refer to Item 3(i) of Form S-4.

Description of the Parties, page 1

6.   Please disclose the relationship between the registrant and REG, indicating whether they are affiliated and, if so, how.

Comparative Per Share Data, page 8

7.   Please expand your disclosures to provide the respective exchange ratios for REG, CIE, WIE and Blackhawk such that readers can understand how you arrived at the per share and per unit equivalent data.

Questions and Answers About the Consolidation and the Special Meetings, page 10

Why am I receiving this joint proxy statement/prospectus?, page 10

8.   In answer to this question, you state that the document serves as the prospectus for, among other things, Newco warrants to be issued in connection with the consolidation and options to purchase Newco Common Stock; however these securities are not registered on this Form S-4. Please revise your disclosure accordingly.

Is each consolidation transaction contingent upon the consummation of the other consolidation transactions?, page 13

9.   On page 13 you indicate that "each of the CIE, WIE and Blackhawk consolidation agreements is contingent only upon the closing of the REG consolidation transaction, but none of the other consolidation transactions." Given that there are several different scenarios as to how these four companies may be combined, please tell us what consideration you have given to providing pro forma financial statements for each possible scenario. In this regard, we note that that proxy rules require pro forma information relating to the transaction being voted upon. See Item 14(b)(11) of Schedule 14A for guidance, as well as Instruction 6 to Rule 11-02(b) of Regulation S-X. In addition, address this comment as it relates to the comparative per share data required by Item 3(f) of Form S-4.

Risk Factors, page 18

10.   Please delete the second sentence in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Risks Related to the CIE & WIE Dissolution, Winding Up and Liquidation, page 20

11.   Please disclose the recapture risk for the CIE members associated with the investment tax credits issued to CIE by the Iowa Department of Economic Development.

Risks Related to The Combined Company, page 21

12.   Please revise your risk factor disclosure to address the risks associated with the ability or inability of the constituent companies, and potentially the combined company, to fund working capital through borrowing. In this regard, we note, for example, that currently Blackhawk, CIE and REG do not appear to have access to a credit facility.

Unaudited Pro Forma Financial Information, page 34

13.   You have disclosed that "the consolidations will be accounted for using the acquisition method of accounting with REG treated as the acquiring corporation for accounting purposes." Using the guidance as provided in paragraphs 8-9 of SFAS 141R, please disclose how you determined that REG is the accounting acquirer.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 36

14.   Please revise your pro forma balance sheet and related footnote disclosures to include a column for REG Newco and to clearly identify all its equity issuances including the common stock, preferred stock, options and warrants issued in connection with its acquisition of REG, Blackhawk, WIE and CIE.

15.   In light of REG Newco's series A preferred stock's redemption features as discussed on page 31 and 224 of the filing, please quantify on the face of the pro forma balance sheet the aggregate potential redemption amount of REG Newco's series A preferred stock pursuant to Rule 5-02.27(b).

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 38

General

16.   Please provide comprehensively detailed footnote to your pro forma earnings per share which discloses your computations, including your consideration of the dividends of the REG Newco Series A convertible preferred stock on such computations.

17.   You mention under "Conditions to Completion of Each Consolidation Agreement," on page 90, that Newco has to obtain working capital financing or a senior credit facility or other working capital lending arrangement to consummate the asset purchases of CIE and WIE and the merger of Blackhawk. Please explain to us where such financing has been reflected in the pro forma financial statements.

18.   As indicated on page 90, we note that the consolidation transactions are dependent on renegotiated terms with the debt holders of CIE, WIE and Blackhawk. Disclose this fact in your pro forma financial statements and address the need to provide a sensitivity analysis reflecting a 1/8 percent variance in interest rates to highlight any potential impact that may result from these potential renegotiated terms. Please supplementally tell us the current status of such negotiations.

Footnote (h)

19.   Please revise your footnotes to provide the disclosures required by paragraph 67 of SFAS 141(R) for each entity being acquired, including a discussion of how the pro forma purchase price of each potential acquisition has been determined. In this regard, we note that under SFAS 141(R), you should use the most recent stock price at the time of the filing for determining the value of stock to be issued in a transaction that has not yet been consummated. The notes to your pro forma balance sheet should disclose the date at which REG Newco's equity issuances were valued and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreased in these values.

20.   You disclose that REG's preliminary estimate of the excess of fair value over the book value of the constituent companies is approximately $42 million which will be entirely allocated to property, plant, and equipment. It appears to us that the step-up in your property, plant, and equipment is approximately $75 million, with the difference being reflected as a pro forma adjustment of approximately $32 million to deferred income taxes. Please advise or revise your pro forma balance sheet or footnote accordingly.

Footnote (k)

21.   Please expand your disclosures to identify all the underlying assumptions used to determine the fair value of the derivative instrument embedded in Newco's Preferred Stock.

22.   Given your disclosures that REG Newco is issuing Series A Preferred Stock in connection with the consolidation transactions, it is unclear to us what you mean by the statement, "The allocation was performed based on each class of stock's liquidation preference and relative seniority." Please clarify your disclosures accordingly.

The Consolidation Transactions, page 41

23.   Please discuss in greater detail the negotiations of the material terms of the consolidation agreements, particularly the negotiations of each party's relative ownership percentage in the consolidated business and the determinations as to the structures of the various consolidation transactions.

24.   Please disclose why CIE and WIE decided to pursue a collective negotiation strategy and form the Joint Biodiesel Committee.

25.   Please disclose whether the Joint Biodiesel Committee, CIE or WIE held any discussions with third-parties besides REG about possible business combination transactions and, if such discussions occurred, please disclose their outcomes.

26.   We note your disclosure that on February 13, 2009, the boards of CIE and WIE participated in a teleconference to determine if any other viable options other than the proposed REG transaction were available to the plants. Please disclose what, if any, other options were considered by the respective boards and whether and why the boards deemed any of them to be viable. In addition, please disclose whether CIE and WIE invited the third member of the Joint Biodiesel Committee to participate in the teleconference.

27.   Please provide us with a complete set of all the materials (e.g., board books) that Houlihan provided to the CIE and the WIE boards at its presentations to them on May 6, 2009, as well as a complete set of all the materials that GH&F provided to the Blackhawk board at its May 8, 2009 presentation.

28.   Please disclose a brief summary of the circumstances that triggered the need for GH&F's July 16, 2009 supplemental letter.

Reasons for the Consolidation, page 48

29.   Please address whether the board of each company considered the possibility that not all of the consolidations may be completed. For example, consistent with your disclosure on page 14, the combined company could consist of REG and only one of CIE, WIE or Blackhawk. If any of the boards considered this, please discuss whether this was a factor that weighed for or against the consolidation and the reasons why.

Opinion of the Financial Advisor for Blackhawk, page 58

30.   Please provide us with copies of the Stand-Alone Financial Forecasts and the Newco Financial Forecasts. Please note that we may have additional comments based on our review of the forecasts.

Comparable Company Analysis, page 62

31.   Please confirm whether VeraSun Energy Corporation and Aventine Renewable Energy Holdings, Inc. were part of the Blackhawk Comparable Companies. The footnote disclosure to the list of companies engaged in ethanol production is ambiguous.

Opinion of the Financial Advisor for CIE, page 66 and Opinion of the Financial Advisor for WIE, page 70

32.   Please provide us with copies of the projections used by Houlihan to prepare its CIE and WIE fairness opinions. Please note that we may have additional comments based on our review of the projections.

Standalone Analyses, page 69 and page 73

Market Valuation Approach—Guideline Public Company Method, page 69 and page 73

33.   Please disclose the names of the eight public companies used by Houlihan in its analyses in connection with its CIE and WIE fairness opinions.

34.   For each of the CIE and WIE fairness opinions, please disclose the information required by paragraphs (b)(2), (b)(3) and (b)(4) of Item 1015 of Regulation M-A. Please refer to Item 4(b) of Form S-4.

Newco Consideration to be Issued in Connection with the Consolidation, page 74

35.   Please disclose in tabular format the respective percentage ownership interests in Newco that the existing Blackhawk, CIE, REG and WIE will have, on an as-converted basis, if all of the consolidation transactions are completed.

Material U.S. Federal Income Tax Consequences, page 79

36.   In this first paragraph of this section, you state that "[t]he following is a discussion of certain of the material U.S. federal income tax consequences of the consolidation transactions to the stockholders of REG and the unitholders of Blackhawk, CIE and WIE, other than REG or any affiliate of REG." Please delete the words "certain of" as you must discuss all of the material U.S. federal income tax consequences of the consolidation transactions. Please also revise the description of counsel's tax opinion in the exhibit index, as it raises the same concern. Please refer to Item 4(a)(6) of Form S-4.

Certain Iowa Income Tax Consequences of the CIE Asset Purchase, page 83

37.   We note your disclosure that the closing of the CIE asset purchase may cause a recapture of a portion of the investment tax credits issued by the Iowa Department of Economic Development to CIE. Please disclose why there is a degree of uncertainty as to whether a recapture would occur.

REG's Management's Discussion and Analysis of Financial Condition, page 140

Critical Accounting Policies, 145

Valuation of Preferred Stock Embedded Conversion Feature Derivatives, page 148

38.   Please expand your disclosures to quantitatively describe the assumptions underlying your valuation of the preferred stock embedded conversion feature derivative. Identify each class of preferred stock's liquidation preference and seniority and how these terms impact the valuation of the derivative. Disclose the value of your common stock and the related discount rates used in your valuation. Provide details underlying the market-based approached you utilized to determine the value of your common stock and identify the material underlying assumptions used in those approaches. Disclose how you determined the appropriate discount rates.

39.   We note your reference to "independent valuation experts". Please tell us how you determined that you do not need to identify and provide consents from these experts in your Form S-4. Refer to Section 436(b) of Regulation C for guidance.

CIE's Business, page 173

Raw Materials, page 174

40.   In regard to the private redevelopment agreement with Jasper County, please confirm to us and disclose whether the potential loss related to an event of default is currently $745,000. If this is not the case, please disclose the potential range of loss related to an event of default under the agreement.

41.   Please disclose whether CIE is in compliance with its contractual obligations under its agreements with Jasper County, Iowa, as summarized on page 175.

Beneficial Ownership Information, page 216

42.   Please disclose the information for the registrant required by Item 403 of regulation S-K. Please refer to Item 18(a)(5)(ii) of Form S-4.

Financial Statements, page F-1

General

43.   Please disclose the reason(s) for the omission of the registrant, REG Newco's financial statements.

44.   Please revise your registration statement to update the unaudited interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Consolidated Balance Sheets, pages F-3 and F-27

45.   Please revise your balance sheets to disclose the aggregate redemption amount of REG's redeemable preferred stock as required by Rule 5-02.27(b) of Regulation S-X.

Consolidated Statements of Operations, pages F-4 and F-28

46.   You indicate in footnote (a) on page 9 that REG is not required to disclose earnings per share in its historical financial statements. However, since you have identified REG as the accounting acquirer for the consolidation transactions and REG appears to be the predecessor of the registrant, REG Newco, please address the need to provide earnings per share information pursuant to SFAS 128. Ensure your disclosures address the preferred stock dividends related to each series of preferred stock outstanding as well as the whether the preferred shares are participating securities.

Note 2 – Summary of Significant Accounting Policies, pages F-8 and F-34

Preferred Stock Accretion, pages F-9 and F-36

47.   Please revise your footnote to disclose why you believe it is not probable that the preferred stock will become redeemable, as required by paragraph 15 of EITF Topic D-98.

Note 3 – Preferred Stock and Stockholders' Equity of the Company, pages F-12 and F-42

Preferred Stock – Conversion Rights

48.   Please expand your disclosures to explain the conversion terms for your preferred stock. Specifically, disclose the basis for the number of shares of common stock that will be issued for each share of preferred stock that is converted.

49.   Please fully discuss and disclose the underlying accounting for the conversion rights. Identify the accounting literature you are relying on and how you determined that these rights required bifurcation and recognition in your financial statements. Furthermore, please provide all the underlying assumptions you utilized in determining the amount of the derivative liability as of each balance sheet presented.

Preferred Stock -- Redemption Rights

50.   Please revise your footnote to disclose the information regarding the redeemable preferred stock in a separate note as required by Rule 5-02.27(d) of Regulation S-X. Additionally, as provided in Rule 5-02.27(b) and (c), your redeemable preferred stock footnote should also include, for each issue:

- the number of shares authorized and the number of shares issued or outstanding;

- the carrying amount;

- the redemption amount;

- the combined aggregate amount of redemption requirements for all issues each year for the five years following the date of the latest balance sheet; and

- the changes in each issue for each period for which an income statement is presented.

Common Stock Warrants

51.   We note that warrants issued to Viant during 2006 were reissued on April 25, 2008 at terms not substantially different from the original dates noted. With reference to SFAS

123(R), please tell you accounted for the reissuance of these warrants. Specifically, tell us the original terms and how you determined that the terms of the new warrants were not substantially different from the original terms.

52.   You mention on page F-48 that the fair value of the common stock used in the computation of the fair value of the warrants was determined based on a third party purchase of your common stock. Please expand your disclosures to indicate when such third party purchase occurred and your basis for relying on such third party purchases in light of any significant passage of time from the date of such third party purchases to the date you issued the warrants.

Note 4 – Blackhawk, page F-49

53.   Please expand your disclosures to explain how you determined the fair value of the 1,980,488 common stock and 127,273 shares of series B preferred stock issued as part of the Blackhawk transactions.

Note 5 – Acquisitions – U.S. Biodiesel Group, page F-50

54.   Please expand your disclosures to explain how you determined the fair value of the 558,140 shares of series AA preferred stock, 3,090,909 shares of series BB preferred stock, 3,863,415 shares of common stock and 243,902 warrants issued to acquire certain assets from U.S. Biodiesel Group.

Note 15 – Stock Based Compensation, page F-60

55.   You indicate that the fair value of the common stock used in the computation of the fair value of the options was determined based on a third party purchase of your common stock. Please expand your disclosures to indicate when such third party purchase(s) occurred and your basis for relying on such third party purchase(s) in light of any significant passage of time from the date of such third party purchases to the date you issued the options.

Part II

Exhibit Index

56.   We note that you plan to file certain exhibits by amendment. With respect to Exhibit 5.1 (counsel's legality opinion) and Exhibit 8.1 (counsel's tax opinion), please note that these must be filed by pre-effective amendment. In addition, when you file these exhibits, please note that we will need adequate time to review them and may have comments on them. You should manage your filing schedule accordingly.

Central Iowa Energy, LLC

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Item 8AT. Controls and Procedures, page 72

Disclosure Controls and Procedures, page 72

57.   We note that your disclosure controls and procedures are "effective." However, your
        disclosure does not contain the full definition of "disclosure controls and procedures" as
        defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your
        disclosure controls and procedures are also effective to ensure that information required
        to be disclosed by you in the reports that you file or submit under the Act are
        accumulated and communicated to your management, including your principal executive
        and principal financial officers, or persons performing similar functions, as appropriate to
        allow timely decisions regarding required disclosure. Additionally, please revise your
        future Exchange Act filings to state the full definition of disclosure controls and
        procedures. Alternatively, you may simply state that your disclosure controls and
        procedures are effective or ineffective. Since this comment also applies to your Forms
        10-Q for the fiscal quarters ended December 31, 2008, March 31, 2009 and June 30,
        2009, please confirm your effectiveness for these period as well.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4T. Controls and Procedures, page 28

58.   In future Exchange Act filings, please revise your disclosure to state that that there were
        no changes to internal control over financial reporting during the "last fiscal quarter" as
        required by Item 308T(b) of Regulation S-K.

Exhibit 31 – Section 302 Certifications

59.   It appears that your certification omits the phrase "(the registrant's fourth fiscal quarter in
        the case of an annual report)" in paragraph 4(d). In future Exchange Act filings, please
        provide your certifications using the exact language required by Item 601(B)(31) of
        Regulation S-K.

Western Iowa Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9AT. Controls and Procedures, page 47

Disclosure Controls and Procedures, page 47

60.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not contain the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future Exchange Act filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Management's Report on Internal Control over Financial Reporting, page 47

61.   You disclosed that there was a material weakness in your internal controls related to failing to account for a change in reporting status. In view of this material weakness, please tell us how you determined that your disclosure controls and procedures and internal control over financial reporting were both effective at December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Exhibit 31 – Section 302 Certifications

62.   It appears that your certification omits the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). In future Exchange Act filings, please provide your certifications using the exact language required by Item 601(B)(31) of Regulation S-K.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Jeffrey Stroburg
REG Newco, Inc.
September 4, 2009
Page 14

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Heidi E. Mayon, Esq. (Via Facsimile 415-983-1200)